Exhibit 99.2

“Bezeq” The Israel Telecommunication Corp Limited

(“The Company”)

September 22, 2019

Attn.	Attn.
Israel Securities Authority	The Tel-Aviv Stock Exchange Ltd

Dear Sir or Madam,

Re: Immediate Supplementary Report - State’s Response to the Company’s Petition

to Cancel the Structural Separation

Further to the Company’s Immediate Report dated February 14, 2019 concerning the Company’s petition to the High Court to cancel the structural separation applied to the Company, to the description in section 1.7.2.1 of the Chapter on the Description of the Company’s Business in the Company’s 2018 Periodic Report and to the update of this section in the Company’s Periodic Report for the quarter ended June 30, 2019 concerning the structural separation, a Supplementary Immediate Report is hereby provided that on September 19, 2019 the State filed its response to the petition.

In the State’s response it is argued that the petition should be dismissed out of hand since the petition is premature, prior to completion of the examination of the issue of structural separation by the special professional team appointed for the purpose by the Director General of the Ministry of Communications.

It is also argued that the petition should be dismissed in its own right in the absence of any cause for judicial intervention in the matter, and since the behavior and decisions of the Ministry of Communications and of the Minister of Communications are very reasonable and are in the broad area of professional discretion granted the Ministry of Communications in matters of this sort; the discretion of the Minister of Communications is not bound by the policy document concerning expansion of competition in the field of land-based communications - the wholesale market (which includes consideration of the matter of cancellation of the structural separation), in which it was explicitly stipulated that there must be an examination of the development of the wholesale market and the possibility that this might harm competition or the public interest, and this will be done. It is also argued that the Company in any case has not complied with the terms and principles laid out in the policy document and the provisions of the regulations set for its implementation in all matters related to the advancement and development of reform of the wholesale market.

A date has not yet been set for a hearing on the petition.

Yours sincerely,

“Bezeq” The Israel Telecommunication Corp Limited

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.